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                               February 16, 2023

       Hiroyuki Sugimoto
       Chairman and Chief Executive Officer
       SYLA Technologies Co., Ltd.
       Ebisu Prime Square Tower 7F, 1-1-39
       Hiroo, Shibuya-ku, Tokyo, Japan

                                                        Re: SYLA Technologies
Co., Ltd.
                                                            Amendment No. 4 to
Registration Statement on Form F-1
                                                            Filed January 31,
2023
                                                            Response Dated
February 10, 2023
                                                            File No. 333-268420

       Dear Hiroyuki Sugimoto:

              We have reviewed your February 10, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 9, 2023 letter.

       Amendment No. 4 to Registration Statement on Form F-1

       Business Overview, page 1

   1. We note your response to comment 1 stating that the lease has an initial one-year term.
                                                        Please tell us if the
mining business may revert to you at the end of the initial lease term, if Getworks does not
renew its lease with you.
       Index to Financial Statements, page F-1

   2.                                                   We note your response
to comment 2. Please provide us with your income test
                                                        calculations and your
analysis regarding the presentation of discontinued operations using results for the period
ended June 30, 2022, which is consistent with financial statement
 Hiroyuki Sugimoto
SYLA Technologies Co., Ltd.
February 16, 2023
Page 2
      period of your latest financial statements included in your filing. Further, if providing the analyses in United States Dollars, provide us with the foreign currency translation rates used; alternatively, provide us with your analyses by using Japanese Yen.
3. Notwithstanding our comment above, we note that the mining business contributed 18.4%
      of net income for the year ended December 31, 2022. Given the significance of the mining business's contribution, please explain in detail, how you were able to conclude that the sale of the mining business did not have a major effect on your operations and financial results. Please refer to ASC 205-20-55-90 to 92.
       You may contact Babette Cooper at 202-551-3396 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                             Sincerely,
FirstName LastNameHiroyuki Sugimoto
                                                             Division of
Corporation Finance
Comapany NameSYLA Technologies Co., Ltd.
                                                             Office of Real
Estate & Construction
February 16, 2023 Page 2
cc:       Craig D. Linder, Esq.
FirstName LastName